Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 Troutman.com

FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. § 200.83

The entity requesting confidential treatment is:

Century Therapeutics, Inc.

3675 Market Street

Philadelphia, Pennsylvania 19104

Attention: Osvaldo Flores, Ph.D., President and Chief Executive Officer

Telephone: (267) 817-5790

June 10, 2021

VIA EDGAR AND OVERNIGHT MAIL

CONFIDENTIAL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christie Torney, Jeanne Baker, Jane Park and Laura Crotty

Re:	Century Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-256648 Filed on May 28, 2021

Ladies and Gentlemen:

On behalf of our client, Century Therapeutics, Inc. (the “Company”), we submit this supplemental letter (this “Letter”) to assist the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s Registration Statement on Form S-1, originally submitted on a confidential basis by the Company to the Commission on March 26, 2021, as revised and submitted on a confidential basis on May 5, 2021, and as revised and filed on May 28, 2021 (the “Registration Statement”).

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to deliver a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 2

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

The Company’s discussion of stock-based compensation is primarily contained within the section of the Registration Statement titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and significant judgments and estimates—Stock-based compensation” and “—Common stock valuations” (“MD&A”) and appears on pages 84 through 86 of the Registration Statement.

For purposes of this Letter, all references to the Company prior to February 25, 2021 relate to Prior Century, as defined in the Company’s Registration Statement. All references to the Company after February 25, 2021 refer to the Company.

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board”) and reflecting the input from the lead underwriters for its initial public offering (the “IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed Price”). The Company is currently anticipating implementing an approximate [***]-for-[***] reverse stock split, which would result in a post-split Preliminary Price Range of $[***] to $[***] per share, with a midpoint of $[***] per share. The post-split price range will be narrowed within the Preliminary Price Range prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow. For consistency with the Registration Statement, all data in this Letter is reflected on a pre-split basis, unless otherwise expressly noted.

The Company’s final post-split Preliminary Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

Stock Option Grants and Equity Awards Since January 1, 2019

The Board, with input from management, determined the estimated fair value of the Company’s common stock after considering valuation reports from an independent third-party valuation specialist as well as other objective and subjective factors described in the Registration Statement. Set forth below in this Letter is a discussion of each valuation and option grant since January 1, 2019, along with a comparison of the estimated fair values of the Company’s common stock to the Preliminary Assumed Price.

The following table summarizes the number of shares of the Company’s common stock underlying stock options granted, as well as the associated per share exercise price and the estimated fair value per share of the Company’s common stock, to determine stock-based compensation expense for financial reporting purposes since January 1, 2019.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 3

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

Grant Date	Number of Shares Underlying Option Grants and Equity Awards	Option Exercise Price per Share	Fair Value – Financial Reporting Purposes
February 14, 2019	1,929,820	$0.01	[***]	(1)
July 18, 2019	[***]	$0.41	[***]	(2)
August 9, 2019	[***]	$0.41	[***]	(2)
November 15, 2019	[***]	$0.41	[***]	(2)
March 18, 2020	[***]	$0.41	[***]	(2)
June 18, 2020	[***]	$0.41	[***]	(2)
October 1, 2020	[***]	$0.69	[***]	(3)
December 16, 2020	[***]	$0.69	[***]	(3)
March 23, 2021	1,059,066	$2.89	[***]	(4)
April 16, 2021	[***]	$2.89	[***]	(4)
May 21, 2021	[***]	$2.89	[***]	(4)

(1)	Fair value determined for financial reporting purposes, based on the 2018 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—February 2019 Grants” below.
(2)	Fair value determined for financial reporting purposes, based on the May 2019 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—2019-2020 Option Grants” below.
(3)	Fair value determined for financial reporting purposes, based on the September 2020 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—Fall 2020 Option Grants” below.
(4)	Fair value determined for financial reporting purposes, based on the 2021 Valuation Report (as defined below). See “Discussion of Most Recent Fair Value Determinations—2021 Option Grants” below.

Historical Fair Value Determination and Methodology

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board also considered numerous objective and subjective factors described on pages 85 and 86 of the Registration Statement, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

In order to estimate the fair value of common stock used to price its option grants since January 1, 2019, the Company and the Board considered, among other things, contemporaneous valuations of the Company’s common stock prepared by an independent third-party valuation firm. These third-party valuations were performed consistent with the AICPA Practice Guide, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure, specifically the common stock.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 4

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

The Board and management developed estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from its third-party valuation expert. At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the common stock. For grants of stock awards made on dates for which there was no concurrent independent third-party valuation, the Board determined the fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available at the time of the grant.

The table below sets forth the fair value determinations of the Company’s common stock as provided by independent third-party valuation reports between November 30, 2018 and February 25, 2021 that were considered by the Board in making each of its fair value determinations:

Date of Estimated Fair Value as Determined by the Valuation Report	Fair Value Per Share	Percentage Change in Fair Value Per Share from Prior Valuation Report
November 30, 2018	[***]	NA
May 31, 2019	[***]	[***]
September 30, 2020	[***]	[***]
February 25, 2021	[***]	[***]

The following describes the Board’s fair value determinations in further detail, including significant intervening corporate events.

DISCUSSION OF MOST RECENT FAIR VALUE DETERMINATIONS

February 2019 Option Grants

The Company advises the Staff that the Board determined the fair value of the underlying shares of common stock for option awards granted on February 14, 2019 (the “February 2019 Grants”) was $[***] per share.

November 30, 2018 Valuation

At the time of the February 2019 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party valuation firm (the “2018 Valuation Report”), which concluded that, as of November 30, 2018, the fair value of shares of the Company’s common stock was $[***] per share. The exercise price of $0.01 was selected by the Board to align with the fair value of the Company’s common stock as of November 30, 2018, as set forth in the 2018 Valuation Report. Pursuant to the 2018 Valuation Report, the value of the Company’s common stock was determined using the current value method (“CVM”), which allocates the total equity value given consideration of senior obligations such as debt, equity certificates and other preferred equity. Based on the total value of assets equaling approximately $[***] million as estimated at the time, and given the Company’s series A preferred stock liquidation preference and accumulated dividends of approximately $[***] million, the residual value available to the common stock and option holders was estimated to be $[***]. The value of the Company’s common stock per share was calculated to be $[***], which was rounded to $[***]. Given that the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimate had to be made to account for the lack of liquidity of the common stock. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”). Following a DLOM adjustment of [***]%, the fair value of the Company’s common stock as of November 30, 2018 was determined to be $[***] per share.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 5

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

At the time of each of the February 2019 Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2018 Valuation Report, which concluded that, as of November 30, 2018, the fair value of shares of the Company’s common stock was $[***] per share. At the time of the February 2019 Grants, the Board determined that there were no material changes in the Company’s business since November 30, 2018, or in the assumptions upon which the 2018 Valuation Report was based, that had affected the fair value of its shares of common stock.

2019-2020 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on July 18, 2019, August 9, 2019, November 15, 2019, March 18, 2020 and June 18, 2020 (collectively, the “2019-2020 Option Grants”) was $[***] per share.

May 31, 2019 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “May 2019 Valuation Report”), which concluded that, as of May 31, 2019, the fair value of shares of the Company’s common stock was $[***] per share. In determining the fair value per share of common stock of the Company, the May 2019 Valuation Report utilized the option pricing method (“OPM”). The OPM framework infers the equity value of a company by utilizing a recent financing transaction and making assumptions for the expected time to liquidity, volatility, discount for lack of marketability, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous financing transactions were arms-length transactions. For purposes of the May 2019 Valuation Report, the third-party independent valuation firm, utilizing the indexing method, calculated the Company’s implied equity value at approximately $[***] million. Using an estimated option term of [***] years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of [***]% and a DLOM of [***]%, the fair value of the Company’s common stock as of May 31, 2019 was determined to be $[***] per share.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 6

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

At the time of each of the 2019-2020 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the May 2019 Valuation Report, which concluded that, as of May 31, 2019, the fair value of shares of the Company’s common stock was $[***] per share. At the time of each of the 2019-2020 Option Grants, the Board determined that there were no material changes in the Company’s business since May 31, 2019, or in the assumptions upon which the May 2019 Valuation Report was based, that had affected the fair value of its shares of common stock.

Fall 2020 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on October 1, 2020 and December 16, 2020 (together, the “Fall 2020 Option Grants”) was $[***] per share.

September 30, 2020 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “September 2020 Valuation Report”), which concluded that, as of September 30, 2020, the fair value of shares of the Company’s common stock was $[***] per share. In determining the fair value per share of common stock of the Company, the September 2020 Valuation Report utilized an OPM framework, as discussed in detail above. For purposes of the September 2020 Valuation Report, the third-party independent valuation firm, utilizing the cost method, calculated the Company’s implied equity value at approximately $[***] million. Using an estimated option term of [***] years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of [***]% and a DLOM of [***]%, the fair value of the Company’s common stock as of September 30, 2020 was determined to be $[***] per share.

At the time of each of the Fall 2020 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the September 2020 Valuation Report, which concluded that, as of September 30, 2020, the fair value of shares of the Company’s common stock was $[***] per share. At the time of each of the Fall 2020 Option Grants, the Board determined that there were no material changes in the Company’s business since September 30, 2020, or in the assumptions upon which the September 2020 Valuation Report was based, that had affected the fair value of its shares of common stock.

2021 Option Grants

The Company advises the Staff that the Board determined that the fair value of the underlying shares of common stock for option awards granted on March 23, 2021, April 16, 2021 and May 21, 2021 (collectively, the “2021 Option Grants”) was $[***] per share.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 7

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

February 25, 2021 Valuation

The Company received an updated valuation report from its third-party independent valuation firm (the “2021 Valuation Report”), which concluded that, as of February 25, 2021, the fair value of shares of the Company’s common stock was $[***] per share. In determining the fair value per share of common stock of the Company, the 2021 Valuation Report utilized an OPM framework, as discussed in detail above, for three separate scenarios; (i) an early mergers and acquisitions exit, weighted at [***]% probability, (ii) a delayed exit, weighted at [***]% probability, and (iii) and initial public offering exit, weighted at [***]% probability. The fair value of shares of the Company’s common stock was the weighted average price of the three aforementioned scenarios. For purposes of the early mergers and acquisitions exit scenario, the third-party independent valuation firm, utilizing the latest security transaction method, calculated the Company’s implied equity value at approximately $[***]. With respect to an early mergers and acquisitions exit, using an estimated option term of [***] years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of [***]% and a DLOM of [***]%, the fair value of the Company’s common stock as of February 25, 2021 under this scenario was determined to be $[***] per share. For purposes of the delayed exit scenario, the third-party independent valuation firm, utilizing the latest security transaction method, calculated the Company’s implied equity value at approximately $[***]. With respect to a delayed exit, using an estimated option term of [***] years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of [***]% and a DLOM of [***]%, the fair value of the Company’s common stock as of February 25, 2021 under this scenario was determined to be $[***] per share. For purposes of the initial public offering exit scenario, the third-party independent valuation firm, utilizing the latest security transaction method, calculated the Company’s implied equity value at approximately $[***]. With respect to an initial public offering exit, using an estimated option term of [***] years, based on management’s best estimates of a liquidity event at such time, an estimated volatility of [***]% and a DLOM of [***]%, the fair value of the Company’s common stock as of February 25, 2021 under this scenario was determined to be $[***] per share. Based upon this analysis, and the aforementioned weighting of each scenario, the fair value per share of common stock of the Company was determined to be $[***] per share.

At the time of each of the 2021 Option Grants, the Board carefully considered all relevant information available to it, including the most recent valuation report from its third-party independent valuation firm, the 2021 Valuation Report, which concluded that, as of February 25, 2021, the fair value of shares of the Company’s common stock was $[***] per share. At the time of each of the 2021 Option Grants, the Board determined that there were no material changes in the Company’s business since February 25, 2021, or in the assumptions upon which the 2021 Valuation Report was based, that had affected the fair value of its shares of common stock.

Preliminary Price Range

As noted above, the Preliminary Price Range is $[***] to $[***] per share, with a Preliminary Assumed Price of approximately $[***] per share. The foregoing prices per share do not take into account a reverse stock split that the Company expects to effect and disclose in a pre-effective amendment to the Registration Statement.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 8

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

The Preliminary Price Range was derived using a combination of valuation methodologies and consideration of a variety of factors, including: (a) a comparison of public companies at a similar stage of development; (b) an analysis of the current step-ups from the last private rounds of financing and typical valuation ranges seen in recent initial public offerings for preclinical-stage biotechnology companies; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters meetings;” (e) the closing of the Company’s Series C convertible preferred stock financing in February 2021 at $6.472 per share; (f) the conversion of the Company’s preferred stock immediately prior to the closing of the IPO and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock; (g) the receipt of proceeds from the IPO resulting in the strengthening of the Company’s balance sheet; (h)  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; (i) the Company’s ability to access the public company debt and equity markets as a result of the IPO; (j) an assumption that there would be a receptive public trading market for preclinical-stage biotechnology companies such as the Company; and (k) an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The following table summarizes the Company’s anticipated pre-offering equity values (based on the low-end, mid-point and high-end of the Preliminary Price Range) (in millions, except per share data).

	Low-End	Mid-Point	High-End
Pre-Offering Equity Value	[***]	[***]	[***]
Pre-Offering Equity Value Per Share (pre-split)	[***]	[***]	[***]
Pre-Offering Equity Value Per Share (post-split)	[***]	[***]	[***]

The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock or the existence of more senior preferred stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board and the underwriters.

Comparison of Preliminary Price Range and Historical Grant Date Fair Value Per Share

For equity awards since January 31, 2019, there are a number of factors that account for the increase in the Preliminary Price Range over the applicable grant date fair value used for determining stock-based compensation. For purposes of the fair value determinations, the increases were primarily due to the Board’s consideration of the objective and subjective factors described on pages 85 and 86 of the Registration Statement and changes in the estimated equity value of the Company at the time of IPO and the probability and timing of the IPO, including the Board’s consideration of recent favorable developments in the Company’s business.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 9

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

The valuations obtained by management utilized a quantitative methodology to determine the estimated fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. The quantitative methods used in the valuation reports are both commonly accepted and applied in the valuation community, and are consistent with the methods and guidance in the AICPA Practice Guide. The application of the OPM valuation methodology accounts for a significant portion of the difference from the valuations utilized by the Company and the Preliminary Price Range. In particular, because the OPM methodology employed in the 2021 Valuation Report utilized a probability-weighted approach (as outlined above), the resulting estimated fair value per share reflects the potential for alternate future events, which inherently decreases the estimated fair value per share due to the combination of (i) events other than the IPO scenarios (e.g., the early merger or delayed exit scenarios), (ii) the discount for lack of marketability, and (iii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single liquidity event, does not apply a discount to present value for the IPO and does not include a DLOM, as an active trading market for the common stock is expected to exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from the early merger or delayed exit scenarios nor discounted for a lack of marketability.

Conclusion

In conclusion, the Company respectfully submits that the differences between the Preliminary Price Range and the prior valuations are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (215) 981-4331 with any questions or comments regarding this correspondence.

Sincerely,

Rachael M. Bushey, Esq.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Securities and Exchange Commission June 10, 2021 Page 10

CONFIDENTIAL TREATMENT REQUESTED BY CENTURY THERAPEUTICS, INC.

Enclosures

cc:	Via E-mail Osvaldo Flores, Ph.D, Century Therapeutics, Inc. Rachael M. Bushey, Esq., Troutman Pepper Hamilton Sanders LLP Jennifer L. Porter, Esq., Troutman Pepper Hamilton Sanders LLP

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”